United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

December 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Press Release
Signatures

CVRD’s Wholly-owned Subsidiary Vale Overseas Announces Debt Tender Offer

Rio de Janeiro, December 1, 2004 – Companhia Vale do Rio Doce (CVRD) informs that its wholly-owned subsidiary Vale Overseas Limited has commenced a cash tender offer for its Notes due 2007.

Rationale for the transaction:

CVRD is taking advantage of its strong cash flow generation, solid balance sheet and financial position to repurchase the Notes due 2007.

With this transaction, CVRD is acquiring a financial obligation in the global capital markets which does not reflect pure CVRD credit, as the Notes due 2007 have credit enhancement. A benefit of this transaction is therefore to allow market participants to focus solely on the analysis of the Company’s solid financial position.

By reducing further its debt level, CVRD is also strengthening its balance sheet.

The efforts to enhance even further CVRD ´s solid financial position are consistent with the Company’s pursuit of the investment grade rating.

Information pertaining to the repurchase:

Vale Overseas Limited has commenced a cash tender offer for any and all of its $300 million outstanding aggregate principal amount of Vale Overseas’ 8.625% Enhanced Guaranteed Notes due 2007 (CUSIP Nos.: 91911TAB9, 91911TAA1 and G9317UAA3). The offer is made upon the terms, and subject to the conditions, set forth in the offer to purchase dated December 1, 2004.

The purchase price for each $1,000 principal amount of securities validly tendered and not validly withdrawn pursuant to the offer shall be the price (calculated as described in the offer to purchase) equal to the present value on the settlement date for the offer of $1,000 principal amount of the securities and the present value of the interest payments due on such principal amount from the last interest payment date until the maturity date, determined on the basis of a yield to the maturity date equal to the sum of (x) the bid-side yield (as quoted on Bloomberg PX1 on the price determination date at 2:00 p.m. New York City time) of the United States Treasury 2.875% Notes due November 30, 2006 plus (y) a fixed spread of 18 basis points (such price being rounded to the nearest cent), minus accrued and unpaid interest from the last interest payment date to, but excluding, the settlement date, payable on the settlement date. In addition, registered holders of Securities who validly tender and do not validly withdraw their securities in the offer will also receive accrued and unpaid interest from the last interest payment date to, but excluding, the settlement date, payable on the settlement date. The price determination date is expected to be Friday, December 10, 2004.

The offer is scheduled to expire at 5:00 p.m., New York City time, on Tuesday, December 14, 2004, unless extended (such date and time, as they may be extended, the “Expiration Date”) or earlier terminated. Settlement of the offer is expected to occur on the third business day following the Expiration Date.

Vale Overseas has retained J.P. Morgan Securities Inc. to serve as Dealer Manager for the offer, JPMorgan Chase Bank to serve as the depositary for the offer, J.P. Morgan Bank Luxembourg S.A. to serve as Luxembourg agent for the offer and D.F. King & Co., Inc. to serve as information agent for the offer.

Requests for documents may be directed to D.F. King & Co., Inc. by telephone at (800) 290-6429 or 212-269-5550 or in writing at 48 Wall Street, New York, New York 10005. These documents contain important information, and holders should read them carefully before making any investment decision. Questions regarding the offer may be directed to J.P. Morgan Securities Inc. at (866) 846-2874 (in the United States) or (212) 834-7279 (outside the United States, call collect).

This announcement does not constitute an offer to purchase or a solicitation of an offer to sell securities. The offer is being made solely by the offer to purchase.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: December 1, 2004	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer